UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

Commission File Number: 001-31221

Total number of pages: 41

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this report:

1.	Earnings release dated May 8, 2003 announcing the company’s results for the fiscal year ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 9, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

3:00 P.M. JST, May 8, 2003

NTT DoCoMo, Inc.

Earnings Release for the Fiscal Year Ended March 31, 2003

DoCoMo Posts Record Operating Income and

Income before Income Taxes

—Increase in data communications revenues contributes to earnings growth—

Consolidated financial results of NTT DoCoMo, Inc. and subsidiaries (collectively “DoCoMo”) for the fiscal year ended March 31, 2003, are summarized as follows.

<<Highlights of Financial Results>>

•	For the fiscal year ended March 31, 2003, operating revenues were ¥4,809.1 billion (up 3.2% year-on-year), operating income was ¥1,056.7 billion (up 5.6% year-on-year), income before income taxes was ¥1,043.0 billion (up 9.1% year-on-year) and net income was ¥212.5 billion. Equity in net losses of affiliates, net of deferred taxes, was ¥324.2 billion, due primarily to write-downs of investments in foreign affiliates.

•	Earnings per share were ¥4,253.83, EBITDA margin* was 38.2% (up 2.1 points year-on-year), and ROCE was 22.1% (up 1.0 points year-on-year).

Notes:

•	Earnings per share were adjusted to reflect a five-for-one stock split that took effect on May 15, 2002, as if the split had been effective at the beginning of the fiscal year. Treasury shares are not included in the calculation.
•	EBITDA margin* = EBITDA / Total operating revenues
•	EBITDA* = Operating income + Depreciation and amortization expenses + Losses on sale or disposal of property, plant and equipment
•	ROCE = Operating income / (Shareholders’ equity + Interest bearing liabilities)
Shareholders’	equity and interest bearing liabilities are the average of two fiscal year ends.

* See the reconciliations on page 38.

•	DoCoMo expects its revenues and profit to continue to grow in the next fiscal year. Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2004, are estimated to be ¥4,899.0 billion (up 1.9% year-on-year), ¥1,090.0 billion (up 3.1% year-on-year), ¥1,073.0 billion (up 2.9% year-on-year) and ¥618.0 billion (up 190.8% year-on-year), respectively.

Notes:

1.	Pursuant to revision of rules regarding domestic statutory reporting in March 2002, DoCoMo has elected to prepare and disclose consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) from the fiscal year ended March 31, 2003. Information regarding previous fiscal years in this release has also been presented in accordance with U.S. GAAP.
2.	Consolidated financial statements for the year ended March 31, 2003, in this release are unaudited.
3.	Amounts in this release are rounded off, excluding non-consolidated financial statements, where amounts are truncated.
4.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2004, please refer to pages 7 and 8.

<<Comment by Keiji Tachikawa, President and CEO>>

Although the Japanese mobile phone market posted robust year-on-year growth of 10% in fiscal 2002, the harsh business environment remains as market growth continues to slow down. DoCoMo achieved year-on-year increases in both revenue and profit, with its income before income taxes exceeding one trillion yen for the first time. These are the results of management placing greater importance on profit and pursuing increased efficiency. While it is regrettable that we continued to incur impairment losses on investments in overseas affiliated companies, we secured a net income of ¥212.5 billion.

We implemented a number of measures to increase the number of subscribers to the i-mode services and increase data traffic by introducing new mobile phone handsets capable of faster transmission speeds as well as introducing handsets equipped with cameras. As a result, the number of i-mode subscribers increased to 37.76 million, accounting for 86% of the total number of mobile phone subscribers, and the number of mobile phone handsets equipped with cameras reached nine million less than a year after their introduction. We will further strengthen our core business in the fiscal year ending March 31, 2004, by releasing the 505i handset series to enhance our handset lineup.

For FOMA, we have been able to achieve our revised goal of 320 thousand subscribers thanks to the proactive expansion of the coverage areas and improvements in the mobile phone handsets. We believe that the popularization and expansion of FOMA is the most important challenges facing DoCoMo in the fiscal year ending March 31, 2004, requiring a company-wide effort. We will further expand the FOMA coverage area and improve FOMA handsets and services in an effort to attain our goal of 1.46 million subscribers by March 31, 2004.

The business environment is becoming harsher, including discussions regarding the right to set the tariffs for fixed-line to mobile calls. To respond appropriately to the changes in the business environment, we will focus on our growth strategies of “Multimedia”, “Ubiquity” and “Globalization”, and improve business efficiency as well as disseminating FOMA, for which we obtained a foothold in the previous business year. At the same time, we will strive to establish a strong foundation for management as we move into the future.

<<Business Results and Financial Position>>

<Results of operations>

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
	(100 millions of yen)
Operating revenues	¥48,091	¥46,593	¥1,498	3.2%
Operating expenses	37,524	36,584	940	2.6%

Operating income	10,567	10,009	558	5.6%
Other expense (income)	138	445	(307)	(69.1%)

Income before income taxes	10,430	9,564	866	9.1%
Income taxes	4,545	3,996	548	13.7%
Equity in net losses of affiliates	(3,242)	(6,440)	3,197	—
Minority interests	(160)	(290)	129	—
Cumulative effect of accounting change	(357)	—	(357)	—

Net income (loss)	¥2,125	¥(1,162)	¥3,287	—

Note:

Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. With regard to the details of EITF 01-09, please refer to “Basis of Presentation” page 20. The initial adoption of EITF 01-09 resulted in the recognition of cumulative effect of accounting changes of ¥35.7 billion. The results of the previous year were also reclassified to conform to EITF 01-09.

1. Business Overview

(1)	Operating revenues were ¥4,809.1 billion (up 3.2% year-on-year).

•	Cellular revenues increased only slightly to ¥3,286.4 billion (up 0.8% year-on-year) mainly due to a shift in subscribers’ usage to data communications services despite the increase in the number of subscribers.

•	Packet communications services revenues continued to increase steadily to ¥886.3 billion (up 23.8% year-on-year) due to an increase in the number of subscribers using i-mode services.

<Breakdown of operating revenues>

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
	(100 millions of yen)
Wireless services	¥43,509	¥41,535	4.8%
[Including] Cellular services revenues	32,864	32,603	0.8%
[Including] FOMA services revenues	136	18	657.5%
[Including] Packet communications services revenues	8,863	7,161	23.8%
[Including] PHS services revenues	793	889	(10.8)%
[Including] Quickcast services revenues	77	107	(28.2)%
Equipment sales	4,582	5,058	(9.4)%

Total operating revenues	¥48,091	¥46,593	3.2%

Notes:

•	FOMA services revenues include Packet communications services revenues from FOMA subscribers.
•	Due to the adoption of EITF 01-09, equipment sales for the fiscal years ended March 31, 2003, and 2002, decreased by ¥558.9 billion and ¥507.9 billion, respectively.

(2)	Operating expenses were ¥3,752.4 billion (up 2.6% year-on-year).

•	Personnel expenses increased to ¥243.3 billion (up 5.2% year-on-year) mainly due to an increase in the number of employees. Non-personnel expenses decreased to ¥2,297.9 billion (down 0.1% year-on-year) primarily as a result of a decrease in sales commissions for acquisitions of new subscribers of cellular services.

•	Depreciation and amortization expenses increased to ¥749.2 billion (up 17.0% year-on-year) due to an increase in depreciation and amortization of equipment and software related to FOMA services.

<Breakdown of operating expenses>

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
	(100 millions of yen)
Personnel expenses	¥2,433	¥2,312	5.2%
Non-personnel expenses	22,979	23,002	(0.1)%
Depreciation and amortization	7,492	6,405	17.0%
Loss on disposal of property, plant and equipment and intangible assets	386	505	(23.6)%
Communication network charges	3,877	4,064	(4.6)%
Taxes and public expenses	357	295	21.0%

Total operating expenses	¥37,524	¥36,584	2.6%

Note:

Due to the adoption of EITF 01-09, non-personnel expenses for the fiscal years ended March 31, 2003, and 2002, decreased by ¥571.2 billion and ¥507.9 billion, respectively.

(3)	As a result, operating income was ¥1,056.7 billion (up 5.6% year-on-year) and income before income taxes was ¥1,043.0 billion (up 9.1% year-on-year).

(4)	Net income was ¥212.5 billion.

•	Equity in net losses of affiliates, net of deferred taxes, was ¥324.2 billion, due primarily to write-downs of investments in foreign affiliates.

2. Segment Information

(1)	Mobile phone business

Operating revenues were ¥4,690.4 billion and operating income was ¥1,087.2 billion.

•	The number of subscribers of cellular services as of March 31, 2003, rose to 43,530 thousand (up 7.0% year-on-year) mainly due to active sales promotion of “mova 504iS” series handsets, which have a built-in camera and offer subscribers a picture mail service called “i-shot”.

•	DoCoMo has expanded the coverage FOMA network to cover approximately 91% of the population of Japan as of March 31, 2003, and have improved standby battery life of FOMA handsets. As a result, DoCoMo had 330 thousand subscribers at March 31, 2003, due to satisfactory sales of “FOMA 2051” series handsets, which are capable of using a video clip e-mail service called “i-motion mail”, and “FOMA P2102V” handsets, which have videophone capability.

•	Voice ARPU from cellular services was ¥6,370 (down 8.2% year-on-year), while the “i-mode” ARPU was ¥1,750 (up 13.6% year-on-year). As a result, aggregate ARPU was ¥8,120 (down 4.2% year-on-year).

Notes:

•	ARPU: Average monthly revenue per unit
•	Aggregate ARPU: Voice ARPU (including revenues from data communications through switched circuits) + “i-mode” ARPU
•	“i-mode” ARPU: “i-mode” revenues / Number of active cellular users (not the number of active “i-mode” users)
•	Number of active users: (Number of subscribers at the end of previous fiscal year + number of subscribers at the end of current fiscal year) / 2 x 12 months

<Number of subscribers by services>

	March 31, 2003	March 31, 2002	Increase (Decrease)
	(Thousand subscribers)
Cellular services	43,531	40,694	7.0%
FOMA services	330	89	269.0%
i-mode services*	37,758	32,156	17.4%
Satellite mobile communications services	29	28	2.4%

Notes:

• Number of “i-mode” subscribers as of March 31, 2003 =	PDC “i-mode” subscribers (37,456 thousand) +FOMA “i-mode” subscribers (303 thousand)
• Number of “i-mode” subscribers as of March 31, 2002 =	PDC “i-mode” subscribers (32,075 thousand) +FOMA “i-mode” subscribers (81 thousand)

<Operating results>

Year ended March 31, 2003
(100 millions of yen)
Mobile phone business operating revenues	¥46,904
Mobile phone business operating income	10,872

Note:

From the year ended March 31, 2003, segment results (Mobile phone, PHS, Quickcast, and Miscellaneous business) are prepared in accordance with U.S. GAAP.

(2)	PHS business

Operating revenues were ¥85.0 billion and operating loss was ¥ 28.3 billion.

•	DoCoMo emphasized the promotion of data communications services, including “P-p@c”, a discount service for data communications, and “P-in” series, a data-card type PHS. DoCoMo also continued cost reduction efforts including efficient utilization of its network facilities.

•	Under the severe market conditions, the number of PHS subscribers at March 31, 2003, was 1,688 thousand (down 12.2% year-on-year).

•	PHS ARPU was ¥3,530 (down 7.8% year-on-year).

<Number of subscribers>

	March 31, 2003	March 31, 2002	Increase (Decrease)
	(Thousand subscribers)
PHS services	1,688	1,922	(12.2)%

<Operating results>

Year ended March 31, 2003
(100 millions of yen)
PHS business operating revenues	¥850
PHS business operating loss	(283)

(3)	Quickcast business

Operating revenues were ¥8.1 billion and operating loss was ¥ 6.5 billion.

•	As the market for pager services in Japan continued to shrink, DoCoMo decreased costs by streamlining its operations as well as consolidating billing plans for new subscribers.

<Number of subscribers>

	March 31, 2003	March 31, 2002	Increase (Decrease)
	(Thousand subscribers)
Quickcast services	604	827	(26.9)%

<Operating results>

Year ended March 31, 2003
(100 millions of yen)
Quickcast business operating revenues	¥81
Quickcast business operating loss	(65)

(4)	Miscellaneous business

Operating revenues were ¥25.5 billion and operating income was ¥4.3 billion.

•	DoCoMo has enabled users to use “WORLD CALL” services, an international dialing service from cellular phones, without applying specifically for it when they become new cellular subscribers. With regard to international roaming services, “WORLD WALKER”, DoCoMo added new services for the United States at a more reasonable price.

•	DoCoMo launched a public wireless LAN service, “Mzone”.

<Operating results>

Year ended March 31, 2003
(100 millions of yen)
Miscellaneous business operating revenues	¥255
Miscellaneous business operating income	43

3. Capital Expenditures

Total capital expenditures were ¥854.0 billion (down 17.3% year-on-year).

•	With regard to FOMA, which is expected to play a major role in DoCoMo’s mobile phone businesses in the future, DoCoMo focused on the construction of its network to expand service areas and improve transmission qualities. On the other hand, DoCoMo made capital expenditures more efficient and reduced costs by installing new base station equipment and decreasing equipment acquisition costs.

<Breakdown of capital expenditures>

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
	(100 millions of yen)
Mobile phone business	¥6,008	¥7,102	(15.4)%
PHS business	84	123	(32.3)%
Quickcast business	2	5	(60.3)%
Other (including buildings for telecommunications)	2,446	3,093	(20.9)%

Total capital expenditures	¥8,540	¥10,323	(17.3)%

4. Cash Flow Conditions

•	Net cash provided by operating activities increased to ¥1,584.6 billion (up 18.2% year-on-year). It increased primarily because net income increased, despite an increase in the payment of income taxes, and due to the fact that telephone bills of approximately ¥244.0 billion for the previous fiscal year that normally would have been due on March 31, 2002, were collected during the fiscal year ended March 31, 2003, because the last day of the previous fiscal year coincided with a bank holiday.

•	Net cash used in investing activities was ¥871.4 billion (down 22.5% year-on-year) due to decreases in capital expenditures and purchases of investments.

•	Net cash used in financing activities was ¥333.3 billion (up 898.7% year-on-year). This was primarily due to the fact that DoCoMo paid ¥234.5 billion to repurchase its own shares, which were used to make its regional subsidiaries wholly owned through share exchanges. DoCoMo also reduced interest bearing liabilities.

•	Free cash flows were ¥712.7 billion (up 234.1% year-on-year). Adjusted free cash flows* excluding the effects of a bank holiday at the previous fiscal year end were ¥468.7 billion (up 100.9% year-on-year).

•	Cash flow and other related measures improved compared to the previous fiscal year, due to an increase in shareholders’ equity, a decrease in interest bearing liabilities and an increase in net cash provided by operating activities. However, our market equity ratio* decreased because of a decline in share prices.

<Statements of cash flows>

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
	(100 millions of yen)
Net cash provided by operating activities	¥15,846	¥13,411	18.2%
Net cash used in investing activities	(8,714)	(11,251)	—
Net cash used in financing activities	(3,333)	(334)	—
Free cash flows*	7,127	2,133	234.1%
Adjusted free cash flows (excluding irregular factors) *	4,687	2,333	100.9%

<Cash flow and other related measures>

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
Equity ratio	57.4%	54.3%	3.1 points
Market equity ratio*	183.1%	291.1%	(108.0 points)
Debt ratio	28.0%	30.3%	(2.3 points)
Debt payout period (years)	0.9	1.1	(0.2)
Interest coverage ratio	79.7	66.5	13.2

Notes:

•	Free cash flows* = Cash flows from operating activities + Cash flows from investing activities (excluding net payments for short-term loans, deposits, and other investments)
•	Irregular factors represent the effects of uncollected revenues due to bank holidays at the end of periods.
•	Equity ratio = Shareholders’ equity / Total assets
•	Market equity ratio* = Market value of total share capital / Total assets
•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of two fiscal year ends.

•	Debt payout period (years) = Interest bearing liabilities / Cash flows from operating activities
•	Interest coverage ratio = Cash flows from operating activities / Interest expense

Interest expense is cash interested paid, which are disclosed in “Supplemental disclosures of cash flow information” for consolidated statements of cash flows.

*	See the reconciliations on page 38.

5. Profit Distribution

•	The Company intends to pay 500 yen per share as a year-end dividend for the fiscal year ended March 31, 2003.

Note:

The Company suspended interim dividend payment for the six months ended September 30, 2002, because the Company was unable to satisfy the conditions set forth in the Commercial Code of Japan for interim dividend payments after the 11th regular annual shareholders’ meeting approved the repurchase of the Company’s own shares for the share exchanges.

<<Prospects for the Fiscal Year Ending March 31, 2004>>

Although the growth in the number of subscribers in the domestic wireless market during the year ending March 31, 2004, is estimated to slow than during the year ended March 31, 2003, DoCoMo expects to achieve the following results by reinforcing its financial position through company-wide cost reduction efforts, strengthening its existing core business, especially through the promotion of FOMA services, and expanding its business fields by pursuing its three major growth strategies, “Multimedia”, “Ubiquity”, and “Globalization”.

	Year ending March 31, 2004	Year ended March 31, 2003	Increase (Decrease)
	(100 millions of yen)
Operating revenues	¥48,990	¥48,091	1.9%
Operating income	10,900	10,567	3.1%
Income before income taxes	10,730	10,430	2.9%
Net income	6,180	2,125	190.8%
Capital expenditures	8,180	8,540	(4.2)%
Free cash flows*	8,400	7,127	17.9%
Adjusted free cash flows (excluding irregular factors)*	8,400	4,687	79.2%
EBITDA*	18,760	18,363	2.2%
EBITDA margin*	38.3%	38.2%	0.1	points
ROCE	21.9%	22.1%	(0.2	points)
ROCE after tax effect*	12.7%	12.8%	(0.1	points)
Debt ratio	21.3%	28.0%	(6.7	points)

Note:

ROCE after tax effect = Operating income X (1- effective tax rate) / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of two fiscal year ends.

* See the reconciliations on page 38.

The financial forecasts for the year ending March 31, 2004, were based on the forecasts of the following operation data.

	March 31, 2004	March 31, 2003	Increase (Decrease)
Number of cellular subscribers (Thousands)	44,300	43,531	1.8%
Number of FOMA subscribers (Thousands)	1,460	330	342.5%
Number of “i-mode” subscribers (Thousands)	40,000	37,758	5.9%
Number of PHS subscribers (Thousands)	1,780	1,688	5.5%
Number of Quickcast subscribers (Thousands)	440	604	(27.2)%
Aggregate ARPU (Mobile phone services)	¥7,810	¥8,120	(3.8)%
Voice ARPU	¥5,980	¥6,370	(6.1)%
“i-mode” ARPU	¥1,830	¥1,750	4.6%

Note:

•	The number of “i-mode” subscribers includes the number of FOMA “i-mode” subscribers.
•	“i-mode” ARPU = ARPU generated purely from i-mode X (no. of active i-mode subscribers/no. of active cellular phone subscribers)

•	DoCoMo intends to pay a total annual dividend of ¥1,000 per share for the year ending March 31, 2004, consisting of an interim dividend of ¥500 per share and a year-end dividend of ¥500 per share.

Special Note Regarding Forward-Looking Statements

These Consolidated Financial Statements contain forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	The successful development of our 3G services is subject to market demand.
•	The introduction or change of various laws or regulations could have an adverse effect on our financial condition and results of operations.
•	Changes in the current system for setting tariffs and forms of communications between the telecommunications carriers may negatively affect our profitability.
•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.
•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.
•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.
•	The W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers.
•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
•	The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.
•	Our i-mode system is subject to various inappropriate uses, such as unsolicited bulk e-mail, which could decrease customer satisfaction with our services, congest our system and adversely affect our financial results.
•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.
•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

“i-mode”, “FOMA”, “i-shot”, “mova”, “i-motion mail”, “P-p@c”, “P-in”, “Quickcast”, “WORLD CALL”, “WORLD WALKER” and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc.

Consolidated Financial Statements	May 8, 2003
For the Fiscal Year Ended March 31, 2003	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL (03) 5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	May 8, 2003
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	63.0%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2003 (April 1, 2002 - March 31, 2003)

(1) Consolidated Results of Operations

Amounts are rounded off per 1 million yen throughout this report.

	Operating Revenues		Operating Income		Income before Income Taxes
	(Millions of yen, except per share amounts)
Year ended March 31, 2003	4,809,088	3.2%	1,056,719	5.6%	1,042,968	9.1%
Year ended March 31, 2002	4,659,254	11.5%	1,000,887	28.5%	956,391	26.2%

	Net Income (Loss)		Earnings (Loss) per Share	Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income before Income Taxes to Total Assets)	Income before Income Taxes Margin (Ratio of Income before Income Taxes to Operating Revenues)
Year ended March 31, 2003	212,491	—	4,253.83 (yen)	—	6.3%	17.2%	21.7%
Year ended March 31, 2002	(116,191)	—	(2,315.48) (yen)	—	(3.5)%	15.8%	20.5%

Notes:	1.	Equity in net losses of affiliated companies:	For the fiscal year ended March 31, 2003: (324,241) million yen For the fiscal year ended March 31, 2002: (643,962) million yen
2.

Earnings (loss) per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002. Treasury shares are not included in the calculation of the weighted average number of shares outstanding.

		Weighted average number of shares outstanding:	For the fiscal year ended March 31, 2003: 49,952,907 shares For the fiscal year ended March 31, 2002: 50,180,000 shares
	3.	Change in accounting policy:	Yes (Adoption of new accounting principle)
	4.	Percentages for operating revenues, operating income, income before income taxes and net income in the above tables represent annual changes compared to corresponding previous year.

(2) Consolidated Financial Position

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
	(Millions of yen, except per share amounts)
Year ended March 31, 2003	6,058,007	3,475,514	57.4%	69,274.19 (yen)
Year ended March 31, 2002	6,067,225	3,291,883	54.3%	65,601.49 (yen)

Note:

Shareholders’ equity per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002. Treasury shares are not included in the number of shares outstanding at the end of the year.

Number of shares outstanding at end of year: Year ended March 31, 2003: 50,170,406 shares
Year ended March 31, 2002: 50,180,000 shares

(3) Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
	(Millions of yen)
Year ended March 31, 2003	1,584,610	(871,430)	(333,277)	680,951
Year ended March 31, 2002	1,341,088	(1,125,093)	(33,372)	301,048

(4) Number of consolidated companies and companies accounted for using the equity method

The number of consolidated subsidiaries:	36
The number of unconsolidated subsidiaries accounted for using the equity method:	26
The number of affiliated companies accounted for using the equity method:	10

(5) Change of reporting entities
The number of consolidated companies added:	2	The number of consolidated companies removed:	0
The number of companies on equity method added:	2	The number of companies on equity method removed:	4

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Operating Revenues	Income before Income Taxes	Net Income
	(Millions of yen)
Year ending March 31, 2004	4,899,000	1,073,000	618,000
(Reference) Expected Earnings per Share:	12,318.02 yen

Notes:

1.      Pursuant to revision of rules in regard to domestic statutory reporting in March 2002, NTT DoCoMo, Inc. has elected to prepare and disclose consolidated financial statements in accordance with U.S. GAAP. Information on the prior fiscal year has also been presented to show U.S. GAAP information.

2.	Consolidated financial statements for the year ended March 31, 2003 are unaudited.
3.	With regard to the assumptions and other related matters concerning the above forecast results, please refer to pages 7 and 8.

<<Conditions of the Corporate Group>>

NTT DoCoMo, Inc. (the “Company”) primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 63 subsidiaries and ten affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines

Mobile phone businesses	Cellular services, FOMA services, packet communications services, satellite mobile communications services, in-flight telephone services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

Quickcast business	Quickcast (radio paging) services and sales of Quickcast equipment

Miscellaneous businesses	International dialing services and other miscellaneous businesses

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS, Quickcast and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications services, in-flight telephone service and international dialing services. The Company is solely responsible for the R&D activities of the DoCoMo group regarding the mobile telecommunications business, the development of services and the development of information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services and in-flight telephone service), PHS and Quickcast businesses in their respective regions.

(3)	Twenty-eight other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and operate efficiently. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 27 other subsidiaries and ten associates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures, set up to launch new business operations.

The following chart summarizes the above.

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company
(NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Rental of communications equipment / R&D
〈 DoCoMo Regional Subsidiaries: 8 〉
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Quickcast Business
Miscellaneous Business
Business entrustment
Business entrustment
(Subsidiaries: 7)
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Sentsu, Inc.
DoCoMo Systems, Inc.
DoCoMo Technology, Inc.
〈Indirect Subsidiaries:21〉
DoCoMo Service Hokkaido Inc.
DoCoMo Service Tohoku Inc.
DoCoMo Service Tokai Inc.
DoCoMo Service Hokuriku Inc.
DoCoMo Service Kansai Inc.
DoCoMo Service Chugoku,Inc.
DoCoMo Service Shikoku Inc.
DoCoMo Service Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku,Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobile Tokai, Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo Mobile Chugoku,Inc.
DoCoMo i Kyushu Inc.
Global deployment, new businesses
(Other Subsidiaries: 27)
(Affiliates: 10)
Overseas
DCM Investment Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
NTT DoCoMo Telecomunicações do Brasil Ltda.
NTT DoCoMo USA, Inc.
and 11 other companies
AT&T Wireless Services, Inc.
Hutchison 3G HK Holdings Limited
Hutchison 3G UK Holdings Limited
Hutchison Telephone Company Limited
KG Telecommunications Co., Ltd.
Domestic
e Engineering Inc.
D2 Communications Inc.
DoCoMo.com, Inc.
DoCoMo Machine Com, Inc.
Trinotes, Inc.
Business Expert Inc.
Mobimagic Co., Ltd.
and 1 other company
NTT TRAVEL SERVICE CO., LTD.
DoCoMo AOL, Inc.
Mobile Internet Capital, Inc
and 2 other companies

As of March 31, 2003

<<Management Policies>>

1. Basic Management Policies

Under the corporate principle of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business in voice communications services and promoting mobile multimedia services. It also seeks to optimize its corporate value as to be greatly trusted and highly valued by its shareholders and customers.

2. Medium- and Long-Term Management Strategies

With the rise in the penetration ratio of cellular phones, the Japanese mobile telecommunications market is shifting to a period of stable growth. Meanwhile, demand for data communications services has been expanding steadily.

DoCoMo will continue to make efforts to improve its corporate value by targeting further growth corresponding to the advances in information technology and the globalization of socio-economic activities, focusing on the following three medium- and long-term strategies: a multimedia strategy, a ubiquity strategy and a globalization strategy. At the same time, DoCoMo will seek to enhance its core business, pursue comprehensive cost cutting and strengthen its management base by implementing the following measures.

(1)	Multimedia

To stimulate further demand for mobile multimedia services, DoCoMo will strive to develop and provide an array of more sophisticated non-voice services, including visual communication services and the distribution services for music, video and text, capitalizing on the high-speed, large-capacity data transmission capability of its third-generation network (“FOMA”). DoCoMo will also push forward with mobile multimedia services by developing the High Speed Downlink Packet Access (HSDPA) system based on W-CDMA technology to further improve the quality of “FOMA”. DoCoMo is also committed to continued research and development involving fourth-generation mobile telecommunications technologies.

(2)	Ubiquity

With advances in mobile multimedia services, the business domain of mobile telecommunications has expanded from conventional “person-to-person” communications to “person-to-machine” communications, such as the “i-mode” services. DoCoMo will expand the use of mobile communications services to “machine-to-machine” communications services, including remote control of intelligent home appliances, distribution of information to vehicles (telematics services) and electronic commerce services utilizing portable information terminals (mobile e-commerce), and will aim to expand its business domain by targeting anything mobile.

(3)	Globalization

The Company is steadily promoting globalization of both its “i-mode” services and its third-generation mobile communications systems based on W-CDMA technology as well as promoting overseas operations of mobile multimedia services. Including business alliances not involving the purchase of equity stakes, the Company will continue to promote the development of “Global Mobility Support,” which enables people to communicate “with anyone, anywhere and anytime” worldwide, by promoting international roaming services.

3. Basic Policies for Profit Distribution

The Company will strive to strengthen its financial position and secure internal reserves in order to build highly advanced networks and offer stable services as well as to move ahead with mobile multimedia services. The Company will pay dividends by taking into account its consolidated results and operating environment, with the goal to continue to pay regular dividends. The Company will also take a flexible approach regarding share repurchases in order to return profits to shareholders.

The Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its global businesses through alliances with new partners.

4. Basic Policies Regarding Corporate Governance, Measures and Implementation

Viewing corporate governance as an important management issue to maximize its corporate value, the Company will strive to achieve efficient and transparent management under the director/auditor system.

The Company is currently making swift and accurate decisions after active discussions at Board of Directors meetings, which are held monthly and on ad hoc basis. The Company now has one outside director and two outside auditors. To strengthen its auditing function, the Company seeks to expand its specialized staff and cooperate with auditors of its subsidiaries.

The Company set up an “Advisory Board” in February 1999, to obtain opinions and proposals of experts from diverse fields concerning the managerial challenges facing the Company. The Advisory Board, which entered its second term in May 2001, meets four times a year. The Company also established a “US Advisory Board” in December 2000, to receive advice from a more global perspective. The US Advisory Board, which was renewed and commenced its second term in November 2002, holds meetings twice a year. The views and proposals from the advisors have been reflected in the management of the Company.

Meanwhile, the Company also inaugurated the “Compliance Promotion Committee” under the direct control of the president and charged it with promoting fair and appropriate management, while setting up the “Compliance Consulting Office” (an in-house compliance system) to ensure that information is conveyed directly from employees to management. The Company is also endeavoring to cultivate employees’ awareness of legal compliance by providing training to all employees based on the “NTT DoCoMo Business Action Standard,” which provides codes of conduct for employees.

The Company will also establish controls and procedures concerning disclosure of corporate information in line with domestic and overseas laws and regulations, and will disclose information in a timely, appropriate and proactive way to shareholders and investors to improve transparency.

5. Relationship with the Parent Company

(1)	The Company operates independently within the NTT Group, mainly in the field of mobile telecommunications. NTT, which currently owns 63.0% of the outstanding shares of the Company, is in a position to have an influence the managerial decisions of the Company by exercising its rights as majority shareholder to appoint and dismiss directors as well as other rights.

(2)	The Company and NTT concluded a contract on July 1, 1999, for basic research and development conducted by NTT. Under the agreement, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation for such services and benefits to NTT.

The Company and NTT also entered into a contract on April 1, 2002, regarding group management and operations run by NTT. Under the agreement, NTT provides services and benefits regarding group management and operations to the Company, and the Company pays compensation to NTT for such services and benefits. The Company and each of its eight Regional Subsidiaries had separately entered into agreements with NTT until March 31, 2002.

6. Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, given the company’s emphasis on profit, to further enhance its management base. DoCoMo also considers ROCE an important management indicator to promote efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will attempt to maximize its corporate value by doing its utmost to achieve an EBITDA margin of at least 35% and an ROCE of at least 20%.

Note:

•	EBITDA margin* = EBITDA / Total operating revenues
•	EBITDA* = Operating income + Depreciation and amortization expenses + Loss on sale or disposal of property, plant and equipment
•	ROCE = Operating income / (Shareholders’ equity + Interest bearing liabilities)
Shareholders’ equity and interest bearing liabilities are the average of two fiscal year ends.

*	See the reconciliations on page 38.

7. Others

DoCoMo recognizes that support for building environment-friendly social systems is an important management issue facing the entire group. To that end, DoCoMo is making continuous efforts to earn ISO14001 certification, which is a set of international standards for environmental management and inspection, at all levels of the group. At the same time, DoCoMo seeks to alleviate the burdens on environment by procuring and purchasing environment-friendly products and materials, collecting and recycling used mobile phone handsets and accessories to create a recycling society and saving on paper resources by offering an “e-billing service,” which provides customers’ bills over the Internet or by e-mail message. DoCoMo is also actively engaged in forestation campaigns through its “DoCoMo Woods”.

<CONSOLIDATED FINANCIAL STATEMENTS>

1. CONSOLIDATED BALANCE SHEETS

	(UNAUDITED) March 31, 2003		March 31, 2002		Increase (Decrease)
	(Millions of yen)
ASSETS
Current assets:
Cash and cash equivalents	¥680,951		¥301,048		¥379,903
Accounts receivable, net	617,499		844,816		(227,317)
Inventories	67,315		96,000		(28,685)
Deferred tax assets	58,501		44,056		14,445
Prepaid expenses and other current assets	214,753		98,985		115,768

Total current assets	1,639,019	27.0%	1,384,905	22.8%	254,114

Property, plant and equipment:
Wireless telecommunications equipment	3,792,361		3,361,066		431,295
Buildings and structures	546,267		439,171		107,096
Tools, furniture and fixtures	565,601		529,532		36,069
Land	185,031		173,867		11,164
Construction in progress	151,419		195,389		(43,970)
Accumulated depreciation	(2,564,551)		(2,080,033)		(484,518)

Total property, plant and equipment, net	2,676,128	44.2%	2,618,992	43.2%	57,136

Non-current investments and other assets:
Investments in affiliates	381,290		997,331		(616,041)
Marketable securities and other investments	21,131		17,758		3,373
Intangible assets, net	621,012		434,690		186,322
Other assets	150,272		135,411		14,861
Deferred tax assets	569,155		478,138		91,017

Total non-current investments and other assets	1,742,860	28.8%	2,063,328	34.0%	(320,468)

TOTAL ASSETS	¥6,058,007	100.0%	¥6,067,225	100.0%	¥(9,218)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥126,741		¥212,934		¥(86,193)
Short-term borrowings	10,000		81,050		(71,050)
Accounts payable, trade	638,670		557,851		80,819
Accrued payroll	45,367		42,728		2,639
Accrued interest	2,893		3,226		(333)
Accrued taxes on income	131,845		293,410		(161,565)
Other current liabilities	96,824		86,693		10,131

Total current liabilities	1,052,340	17.4%	1,277,892	21.0%	(225,552)

Long-term liabilities:
Long-term debt	1,211,627		1,135,348		76,279
Employee benefits	149,700		105,728		43,972
Other long-term liabilities	168,351		152,749		15,602

Total long-term liabilities	1,529,678	25.2%	1,393,825	23.0%	135,853

TOTAL LIABILITIES	2,582,018	42.6%	2,671,717	44.0%	(89,699)

Minority interests in consolidated subsidiaries	475	0.0%	103,625	1.7%	(103,150)

Shareholders’ equity:
Common stock	949,680		949,680		—
Additional paid-in capital	1,306,128		1,262,672		43,456
Retained earnings	1,159,354		956,899		202,455
Accumulated other comprehensive income	62,937		122,632		(59,695)
Treasury stock	(2,585)		—		(2,585)

TOTAL SHAREHOLDERS’ EQUITY	3,475,514	57.4%	3,291,883	54.3%	183,631

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥6,058,007	100.0%	¥6,067,225	100.0%	¥(9,218)

2. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	(UNAUDITED) Year ended March 31, 2003		Year ended March 31, 2002		Increase (Decrease)
	(Millions of yen)
Operating revenues:
Wireless services	¥4,350,861		¥ 4,153,459		¥ 197,402
Equipment sales	458,227		505,795		(47,568)

Total operating revenues	4,809,088	100.0%	4,659,254	100.0%	149,834

Operating expenses:
Personnel expenses	243,254		231,237		12,017
Non-personnel expenses	2,297,933		2,300,207		(2,274)
Depreciation, amortization and loss on disposal of property, plant and equipment and intangible assets	787,772		690,994		96,778
Other	423,410		435,929		(12,519)
Total operating expenses	3,752,369	78.0%	3,658,367	78.5%	94,002

Operating income	1,056,719	22.0%	1,000,887	21.5%	55,832

Other expense (income):
Interest expense	16,870		17,229		(359)
Interest income	(100)		(154)		54
Other, net	(3,019)		27,421		(30,440)
Total other expense (income)	13,751	0.3%	44,496	1.0%	(30,745)

Income before income taxes	1,042,968	21.7%	956,391	20.5%	86,577

Income taxes:
Current	285,606		453,914		(168,308)
Deferred	168,881		(54,271)		223,152
Total income taxes	454,487	9.5%	399,643	8.6%	54,844
Equity in net losses of affiliates	(324,241)	(6.7)%	(643,962)	(13.8)%	319,721
Minority interests in earnings of consolidated subsidiaries	(16,033)	(0.3)%	(28,977)	(0.6)%	12,944

Income (loss) before cumulative effect of accounting change	248,207	5.2%	(116,191)	(2.5)%	364,398

Cumulative effect of accounting change	(35,716)	(0.8)%	—	—	(35,716)

Net income (loss)	¥ 212,491	4.4%	¥ (116,191)	(2.5)%	¥ 328,682

Other comprehensive income (loss):
Unrealized losses on available-for-sale securities	¥ (727)		¥ (2,136)		¥ 1,409
Net revaluation of financial instruments	257		(90)		347
Foreign currency translation adjustments	(39,315)		105,147		(144,462)
Minimum pension liability adjustment	(19,910)		(3,398)		(16,512)

Comprehensive income (loss)	¥ 152,796	3.2%	¥ (16,668)	(0.4)%	¥ 169,464

Note:The denominator used to calculate the percentage figures is the amount of total operating revenues.

EARNINGS PER SHARE DATA
Weighted average common shares outstanding—Basic and diluted (shares)	49,952,907		50,180,000		(227,093)
Basic and diluted income (loss) before cumulative effect of accounting change (yen)	¥ 4,968.82		¥(2,315.48)		¥7,284.30
Basic and diluted cumulative effect of accounting change (yen)	(714.99)		—		(714.99)
Basic and diluted earnings (loss) per share (yen)	4,253.83		(2,315.48)		6,569.31

3. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(UNAUDITED) Year ended March 31, 2003	Year ended March 31, 2002	Increase (Decrease)
	(Millions of yen)
Common stock:

At beginning of year	¥ 949,680	¥ 949,680	¥ —
At end of year	949,680	949,680	—

Additional paid-in capital:

At beginning of year	1,262,672	1,262,672	—
Share exchanges	43,456	—	43,456
At end of year	1,306,128	1,262,672	43,456

Retained earnings:

At beginning of year	956,899	1,083,126	(126,227)
Cash dividends	(10,036)	(10,036)	—
Net income (loss)	212,491	(116,191)	328,682
At end of year	1,159,354	956,899	202,455

Accumulated other comprehensive income:

At beginning of year	122,632	23,109	99,523
Unrealized losses on available-for-sale securities	(727)	(2,136)	1,409
Net revaluation of financial instruments	257	(90)	347
Foreign currency translation adjustments	(39,315)	105,147	(144,462)
Minimum pension liability adjustment	(19,910)	(3,398)	(16,512)
At end of year	62,937	122,632	(59,695)

Treasury stock:

At beginning of year	—	—	—
Acquisition of treasury stock	(234,470)	—	(234,470)
Share exchanges	231,885	—	231,885
At end of year	(2,585)	—	(2,585)

TOTAL SHAREHOLDERS’ EQUITY	¥3,475,514	¥3,291,883	¥183,631

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	(UNAUDITED) Year ended March 31, 2003	Year ended March 31, 2002
	(Millions of yen)
I. Cash flows from operating activities:

1. Net income (loss)	¥212,491	¥(116,191)
2. Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(1) Depreciation and amortization	749,197	640,505
(2) Deferred taxes	(56,653)	(524,549)
(3) Loss on sale or disposal of property, plant and equipment	30,348	39,204
(4) Equity in net losses of affiliates	549,775	1,114,240
(5) Minority interests in earnings of consolidated subsidiaries	16,033	28,977
(6) Cumulative effect of accounting change	35,716	—
(7) Changes in current assets and liabilities:
Decrease in accounts receivable, trade	229,061	42,336
Decrease in allowance for doubtful accounts	(1,744)	(1,874)
Decrease in inventories	28,685	11,404
Increase (decrease) in accounts payable, trade	27,820	(99,689)
Increase in other current liabilities	10,131	8,483
(Decrease) increase in accrued taxes on income	(161,565)	89,594
Increase in liability for employee benefits, net of deferred pension costs	43,972	18,933
Other, net	(128,657)	89,715

Net cash provided by operating activities	1,584,610	1,341,088

II. Cash flows from investing activities:
1. Purchases of property, plant and equipment	(700,468)	(863,184)
2. Purchases of intangible and other assets	(164,238)	(199,517)
3. Purchases of investments	(10,312)	(68,189)
4. Other, net	3,588	5,797

Net cash used in investing activities	(871,430)	(1,125,093)

III. Cash flows from financing activities:
1. Issuance of long-term debt	202,274	395,238
2. Repayment of long-term debt	(212,934)	(177,686)
3. Payments to acquire treasury stock	(234,470)	—
4. Principal payments under capital lease obligations	(6,908)	(8,418)
5. Dividends paid	(10,036)	(10,036)
6. Proceeds from short-term borrowings	339,912	957,619
7. Repayment of short-term borrowings	(410,962)	(1,190,769)
8. Other, net	(153)	680

Net cash used in financing activities	(333,277)	(33,372)

IV. Effect of exchange rate changes on cash and cash equivalents	—	—

V. Net increase in cash and cash equivalents	379,903	182,623
VI. Cash and cash equivalents at the beginning of year	301,048	118,425

VII. Cash and cash equivalents at the end of year	¥680,951	¥301,048

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	¥19,874	¥20,165
Income taxes	558,084	364,321
Non-cash investing and financing activities:
Decrease in treasury stock by share exchanges	231,885	—
Assets acquired through capital lease obligations	4,001	5,376

Basis of Presentation:

The accompanying consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States (“U.S.GAAP”).

1. Adoption of new accounting principle:

Accounting for certain commissions paid to agent resellers

Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. The adoption results in the reclassification of certain amounts of commissions paid to agent resellers previously included in non-personnel expenses as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses be recognized at the time of equipment sales, in lieu of the date of payment. Consequently, net equipment sales and non-personnel expenses decreased ¥558,923 million, and ¥571,223 million, respectively. The adoption also resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in DoCoMo’s statement of operations and comprehensive income (loss) by ¥35,716 million (net of taxes). Prior periods have been reclassified to be consistent with current year presentation.

2. Significant accounting policies:

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment—

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates—

The equity method of accounting is applied for investments in affiliates where DoCoMo either owns an aggregate interest of 20% to 50% or is able to exercise significant influence over the affiliate.

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities—

Marketable securities consist of investments in debt and equity securities which DoCoMo accounts for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets—

Effective April 1, 2001, DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Impairment of long-lived assets—

In accordance with SFAS No. 144, DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized in earnings.

Derivative financial instruments—

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities”, as amended by SFAS No. 138. All derivative instruments are recorded on the balance sheets at fair value, with the change in the fair value recognized either in other comprehensive income or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity.

Employee benefit plans—

Pension benefits earned during the period, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition—

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. Equipment sales are recognized as revenue upon delivery of the equipment to the customer (agent resellers).

Upfront activation fees are being deferred and recognized as revenue over the expected term of customer relationship of each service. The related direct costs are also being deferred only to the extent of the related upfront fee amount and are being amortized over the same periods.

Income taxes—

Income taxes are provided based on the asset and liability method of income tax accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the amount reported in the balance sheets.

Other footnotes to consolidated financial statements:

1.	Equity in net losses of affiliates:

For the year ended March 31, 2003, “Equity in net losses of affiliates” primarily relates to the impairment charges (net of taxes) recognized on the investments in the following affiliates:

AT&T Wireless Services, Inc.	¥167,584 million
Hutchison 3G UK Holdings Limited	¥72,233 million
KPN Mobile N.V.	¥67,949 million
KG Telecommunications Co., Ltd.	¥5,709 million
DoCoMo AOL, Inc.	¥6,089 million

Due to dilution in DoCoMo’s shareholding percentage in KPN Mobile N. V. (KPNM), and loss of certain of its minority shareholder’s rights such as Board representation during the year ended March 31, 2003, DoCoMo no longer has the ability to exercise significant influence over KPNM. Consequently, DoCoMo removed KPNM from the scope of equity method accounting.

2.	Share exchanges:

As a result of the completion of share exchanges to make the regional subsidiaries wholly-owned which took place on November 1, 2002, the treasury stock amount of ¥234,462 million (870,000 shares) which had been acquired before the share exchanges was decreased to ¥2,585 million (9,593.89 shares).

The share exchanges were accounted for using the purchase method, in accordance with SFAS No. 141. In accordance therewith, the acquisition costs of the subsidiaries’ stocks which exceed the net assets of each of the eight regional subsidiaries are assigned to assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges, and deferred tax liabilities or assets are recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed.

The aggregate amount of acquisition costs that exceed the related determinable assets less liabilities is recorded as goodwill on the consolidated balance sheet.

3. Segment information:

	Year ended March 31, 2003
	(Millions of yen)
Operating Revenues:
Mobile phone business	¥4,690,444	97.5%
PHS business	85,038	1.8%
Quickcast business	8,088	0.2%
Miscellaneous businesses	25,518	0.5%

Consolidated operating revenues	4,809,088	100.0%

Operating income (loss):
Mobile phone business	1,087,187	—
PHS business	(28,294)	—
Quickcast business	(6,458)	—
Miscellaneous businesses	4,284	—

Consolidated operating income	¥1,056,719	—

Notes:

1.	Segment information for the year ended March 31, 2003 is prepared in accordance with U.S. GAAP.
2.	DoCoMo segments its businesses internally as follows:

a. Mobile phone business	—Cellular services, FOMA services, packet communications services, satellite mobile communications services, in-flight telephone service and equipment sales for each service
b. PHS business	—PHS services and PHS equipment sales
c. Quickcast business	—Quickcast services and Quickcast equipment sales (formerly paging services and paging equipment sales)
d. Miscellaneous businesses	—International dialing services and other miscellaneous businesses

4. Employee benefits:

(1) Liability recognized on the balance sheets:

	March 31, 2003	March 31, 2002
	(Millions of yen)
Liability for employees’ retirement benefits	¥(149,700)	¥(105,728)
Intangible and other assets	790	732
Accumulated other comprehensive income	50,307	16,689

Total liability for employees’ retirement benefits	¥(98,603)	¥(88,307)

(2) Charges to income:

	Year ended March 31, 2003	Year ended March 31, 2002
	(Millions of yen)
Net pension cost	¥22,396	¥21,175

(3) Assumptions in determination of net pension cost:

	Year ended March 31, 2003	Year ended March 31, 2002
Discount rate	2.0%	2.5%
Long-term rate of salary increases	2.1%	3.0%
Long-term rate of return on funded assets	2.5%	3.0%

5. Subsequent events:

(1) Shareholder loan to H3G UK:

After careful consideration of the necessity of a funding request from Hutchison 3G UK Holdings Limited (“H3G UK”), the loan conditions proposed by H3G UK and the provisions of the H3G UK Shareholders Agreement between DoCoMo and Hutchison Whampoa Limited, DoCoMo accepted the funding request at the Board of Directors’ meeting on April 23, 2003, and provided the following advance on May 2, 2003:

(i) DoCoMo’s loan:	£200 million (¥38,242 million)
(ii) Use of proceeds:	Capital expenditures in 3G network and business operating expenses
(iii) Terms:	a. Maturity: 10 years b. Interest: LIBOR + 1.0%

(2) Reduction in tariffs:

On May 8, 2003, DoCoMo’s Board of Directors approved the amendment of the billing plans for cellular services and FOMA services. DoCoMo notified the Minister of Public Management, Home Affairs, Posts and Telecommunications of reduction of charges for calls generated from fixed wireline network and accessed to the DoCoMo’s network, which will be effective on June 1, 2003.

Non-consolidated Financial Statements	May 8, 2003
For the Fiscal Year Ended March 31, 2003	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/ )
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL (03) 5156-1111
Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	May 8, 2003
Date of the meeting of shareholders for approval of the non-consolidated financial statements:	June 19, 2003
Interim dividends plan:	Yes
Adoption of the Unit Share System:	No

1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2003 (April 1, 2002 - March 31, 2003)

(1) Non-consolidated Results of Operations

Amounts are truncated to nearest 1 million yen throughout this report.

	Operating Revenues		Operating Income		Recurring Profit
	(Millions of yen, except per share amounts)
Year ended March 31, 2003	2,476,821	5.1%	455,227	8.3%	633,278	55.8%
Year ended March 31, 2002	2,355,760	10.0%	420,159	24.8%	406,471	38.8%

	Net Income (Loss)		Earnings (Loss) per Share		Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2003	84,850	—	1,698.61	(yen)	—	3.5%	14.5%	25.6%
Year ended March 31, 2002	(310,720)	—	(6,192.11	)(yen)	—	(12.1%)	9.3%	17.3%

Notes:	1.

Earnings (loss) per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002.

Treasury shares are not included in the calculation of the weighted average number of shares outstanding.

		Weighted average number of shares outstanding:	For the year ended March 31,2003: 49,952,907 shares
For the year ended March 31, 2002: 50,180,000 shares
	2.	Change in accounting policy:	Yes
	3.	Percentages above represent annual changes compared to corresponding previous year.

(2) Dividends

	Total Dividends per Share			Total Dividends for the Year		Payout Ratio	Ratio of Dividends to Shareholders’ Equity
		Interim Dividends per Share	Year-End Dividends per Share
	(Yen, except Total Dividends for the Year)
Year ended March 31, 2003	500.00	0.00	500.00	25,085	(million yen)	29.4%	1.0%
Year ended March 31, 2002	1,500.00	500.00	1,000.00	15,054	(million yen)	—	0.6%

(3) Non-consolidated Financial Position

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
	(Millions of yen, except per share amounts)
Year ended March 31, 2003	4,483,130	2,448,293	54.6%	48,799.56	(yen)
Year ended March 31, 2002	4,252,097	2,405,426	56.6%	47,935.97	(yen)

Notes:	1.

Shareholders’ equity per share information is adjusted to reflect a five-for-one stock split that took effect on May 15, 2002. Treasury shares are not included in the number of shares outstanding at the end of the year.

		Number of shares outstanding at end of year :	March 31, 2003:	50,170,406 shares	March 31, 2002:	50,180,000 shares
	2.	Number of treasury shares:	March 31, 2003:	9,594 shares	March 31, 2002:	— shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Interim Dividends per Share		Year-End Dividends per Share
	(Millions of yen, except per share amounts)
Year ending March 31, 2004	2,526,000	469,000	301,000	500	(yen)	500	(yen)	1,000	(yen)

(Reference) Expected Earnings per Share:         5,999.55 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to pages 7 and 8.

<NON-CONSOLIDATED FINANCIAL STATEMENTS>

1. NON-CONSOLIDATED BALANCE SHEETS

	March 31, 2003		March 31, 2002		Increase (Decrease)
	Amount	%	Amount	%
	(Millions of yen)
ASSETS
Non-current assets
Fixed assets for telecommunication businesses Property, plant and equipment	1,198,756		1,201,569		(2,813)
Machinery and equipment	498,887		506,864		(7,976)
Antenna facilities	139,589		138,151		1,437
Satellite mobile communications facilities	16,339		4,567		11,772
Terminal equipment	61		2,453		(2,392)
Telecommunications line facilities	582		371		210
Pipe and hand holes	378		216		162
Buildings	224,922		169,214		55,707
Structures	19,737		20,217		(480)
Other machinery and equipment	10,727		11,163		(436)
Vehicles	206		259		(53)
Tools, furniture and fixtures	148,237		167,325		(19,087)
Land	100,307		93,268		7,039
Construction in progress	38,779		87,496		(48,716)
Intangible assets	390,370		381,672		8,698
Rights to use utility facilities	3,322		3,624		(302)
Computer software	375,472		331,659		43,812
Patents	238		251		(13)
Leasehold rights	2,379		2,307		71
Other intangible assets	8,958		43,827		(34,869)
Total non-current assets for telecommunication businesses	1,589,126		1,583,241		5,885
Investments and other assets
Investment securities	16,984		11,191		5,792
Investments in capital	433		506		(72)
Investments in affiliated companies	834,326		1,231,029		(396,702)
Long-term loan receivable from an affiliated company	1,000		16,000		(15,000)
Long-term prepaid expenses	1,359		48		1,311
Deferred income taxes	544,585		458,301		86,284
Other investments and other assets	33,658		32,456		1,201
Allowance for doubtful accounts	(375)		(372)		(2)
Total investments and other assets	1,431,972		1,749,160		(317,188)
Total fixed assets	3,021,099	67.4	3,332,401	78.4	(311,302)
Current assets
Cash and bank deposits	637,134		220,025		417,108
Accounts receivable, trade	381,260		491,107		(109,846)
Accounts receivable, other	306,536		141,061		165,474
Inventories and supplies	32,136		51,653		(19,516)
Advances	2,362		5,051		(2,689)
Prepaid expenses	4,557		20		4,536
Deferred income taxes	9,017		15,425		(6,407)
Short-term loans	79,000		—		79,000
Other current assets	17,649		2,624		15,025
Allowance for doubtful accounts	(7,624)		(7,273)		(350)
Total current assets	1,462,030	32.6	919,695	21.6	542,335

TOTAL ASSETS	4,483,130	100.0	4,252,097	100.0	231,032

	March 31, 2003			March 31, 2002			Increase (Decrease)
	Amount		%	Amount		%
	(Millions of yen)
LIABILITIES
Long-term liabilities
Bonds	770,020			608,000			162,020
Long-term borrowings	397,086			418,705			(21,619)
Liability for employees’ severance payments	64,108			58,069			6,038
Reserve for point loyalty programs	35,256			31,913			3,342
Other long-term liabilities	289			372			(82)
Total long-term liabilities	1,266,760		28.3	1,117,061		26.3	149,699
Current liabilities
Current portion of long-term debt	62,619			118,712			(56,093)
Accounts payable, trade	234,545			207,536			27,009
Accounts payable, other	197,786			242,898			(45,112)
Accrued expenses	7,199			6,507			691
Accrued taxes on income	961			123,522			(122,561)
Advances received	1,822			1,653			168
Deposits received	261,556			28,618			232,938
Other current liabilities	1,584			159			1,425
Total current liabilities	768,075		17.1	729,608		17.1	38,466

TOTAL LIABILITIES	2,034,836		45.4	1,846,670		43.4	188,165

SHAREHOLDERS’ EQUITY
Common stock	—		—	949,679		22.4	(949,679)
Statutory reserves
Additional paid-in capital	—		—	1,292,385		30.4	(1,292,385)
Legal reserve	—		—	4,099		0.1	(4,099)
Total statutory reserves	—		—	1,296,484		30.5	(1,296,484)
Retained earnings
General reserve	—			463,000			(463,000)
Unappropriated deficit	—			304,585			(304,585)
[including Net loss]	—			[310,720	]		[(310,720)]
Total retained earnings	—		—	158,414		3.7	(158,414)
Net unrealized gains on securities	—		—	848		0.0	(848)

Common stock	949,679		21.2	—		—	949,679
Capital surplus
Additional paid-in capital	292,385			—			292,385
Other capital surplus	971,178			—			971,178
Total capital surplus	1,263,563		28.2	—		—	1,263,563
Earned surplus
Legal reserve	4,099			—			4,099
Voluntary reserve	123,000			—			123,000
Unappropriated retained earnings	110,228			—			110,228
[including Net income]	[ 84,850	]		—			[ 84,850 ]
Total earned surplus	237,328		5.3	—		—	237,328
Net unrealized gains on securities	306		0.0	—		—	306
Treasury stock	(2,584)		(0.1)	—		—	(2,584)

TOTAL SHAREHOLDERS’ EQUITY	2,448,293		54.6	2,405,426		56.6	42,866

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,483,130		100.0	4,252,097		100.0	231,032

2. NON-CONSOLIDATED STATEMENTS OF INCOME

	Year ended March 31, 2003		Year ended March 31, 2002		Increase (Decrease)
	Amount	%	Amount	%
	(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	2,032,142	82.1	1,925,866	81.8	106,275
Voice transmission services	1,431,446		1,428,332		3,114
Data transmission services	381,053		297,138		83,915
Other	219,642		200,396		19,245
Operating expenses	1,585,223	64.0	1,516,957	64.4	68,265
Business expenses	898,480		847,841		50,638
Administrative expenses	57,705		72,415		(14,710)
Depreciation	398,287		344,694		53,592
Loss on disposal of property, plant and equipment and intangible assets	22,274		26,780		(4,505)
Communication network charges	191,028		212,191		(21,163)
Taxes and public dues	17,447		13,033		4,414
Operating income from telecommunication businesses	446,918	18.1	408,908	17.4	38,009
Supplementary businesses
Operating revenues	444,679	17.9	429,894	18.2	14,785
Operating expenses	436,370	17.6	418,643	17.8	17,726
Operating income from supplementary businesses	8,309	0.3	11,250	0.4	(2,941)
Total operating income	455,227	18.4	420,159	17.8	35,068
Non-operating revenues and expenses
Non-operating revenues	209,025	8.4	6,923	0.3	202,101
Interest income and discounts	123		136		(12)
Interest from securities	—		1		(1)
Dividend income	202,497		1,763		200,734
Gain on sale of investment securities	300		1,170		(870)
Foreign exchange gains	227		828		(600)
Lease and rental income	1,456		1,285		170
Miscellaneous income	4,418		1,737		2,681
Non-operating expenses	30,974	1.2	20,611	0.8	10,362
Interest expense and discounts	6,683		7,538		(855)
Interest expense-bonds	8,695		6,149		2,545
Loss on write-off of inventories	13,668		4,517		9,151
Impairment of investment securities	380		130		249
Miscellaneous expenses	1,546		2,274		(728)
Recurring profit	633,278	25.6	406,471	17.3	226,806
Special profits and losses
Special losses	602,000	24.3	947,441	40.2	(345,440)
Write-downs of investments in affiliated companies	602,000	24.3	947,441	40.2	(345,440)
Income (loss) before income taxes	31,277	1.3	(540,969)	(22.9)	572,247
Income taxes-current	25,900	1.1	186,600	7.9	(160,700)
Income taxes-deferred	(79,472)	(3.2)	(416,849)	(17.6)	337,376
Net income (loss)	84,850	3.4	(310,720)	(13.2)	395,570
Retained earnings brought forward	25,378		11,152		14,225
Interim dividends	—		5,018		(5,018)
Unappropriated retained earnings (deficit)	110,228		(304,585)		414,814

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses

3.	PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

	Year ended March 31, 2003	Year ended March 31, 2002
	(Millions of yen)
Unappropriated retained earnings (deficit)	110,228	(304,585)
Reversal of general reserve	—	340,000
Sub-total	110,228	35,414
The above shall be appropriated as follows:
Cash dividends	25,085	10,036
	(¥500 per share)	(¥1,000 per share) : year-end dividend ¥500 : special commemorative dividend ¥500
General reserve	34,000	—
Retained earnings carried forward	51,143	25,378

Significant Accounting Policies for the Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on the straight-line method.

(2)	Intangible assets

Intangible assets are amortized using the straight-line method.

Computer software for internal use is amortized on the straight-line method over the estimated useful life.

2.	Valuation of securities

(1)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

(2)	Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost except for debt securities, which are stated at amortized cost.

3.	Valuation of inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

4.	Bond issuance costs

Bond issuance costs are expensed at the time of payment.

5.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in current earnings.

6.	Allowance for doubtful accounts, Liability for employees’ severance payments and Reserve for point loyalty programs

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally at an amount computed based on the historical bad debt experience plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ severance payments

In order to provide for the employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are expensed as incurred.

Prior service cost is amortized on the straight-line method over the average remaining service periods of the employees.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “Club DoCoMo” that are reasonably estimated to be redeemed by its customers in the following fiscal years based on historical data are accounted for as reserve for point loyalty programs.

7.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in the same manner as operating leases.

8.	Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in earnings in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when a forward foreign exchange contract meets certain conditions, it is accounted for in the following manner:

(i)	The difference between the Japanese yen amounts of the forward exchange contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in earnings in the period which includes the inception date of the contract; and

(ii)	The discount or premium on the contract (that is, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

In addition, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

(2)	Hedging instruments and hedged items

Hedging instruments:	Hedged items:
Forward foreign exchange contracts	Foreign currency transactions
Interest rate swap contracts	Interest expense on borrowings

(3)	Hedging policy

The Company uses financial instruments to hedge market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company does not assess hedge effectiveness, because all its forward foreign exchange contracts and interest rate swap contracts are accounted for in the manner described in 8. (1) above.

9.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

10.	Early adoption of revised Telecommunications Business Law and its related accounting regulations

The Company’s balance sheet and statement of income for the year ended March 31, 2003 are prepared in accordance with the revised Telecommunications Business Law and its related accounting regulations.

Change in Presentation

“Short-term loans”, which had been included in “other current assets” as of March 31, 2002, was separately reported as of March 31, 2003, because the amount became significant (¥700 million as of March 31, 2002).

Notes to Non-consolidated Balance Sheets

1.	As of March 31, 2003 and 2002, non-current assets for telecommunications businesses include those used in General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	March 31, 2003	March 31, 2002
	(Millions of yen)
Accumulated depreciation	1,144,727	927,804

3.	As financial institutions in Japan were closed on March 31, 2002, amounts that would normally be settled on the day was collected or paid on the following business day, April 1, 2002. The effects of the settlement on the following business day instead of the end of the reporting period were as follows:

March 31, 2002
(Billions of yen)
Cash and bank deposits	Approximately (234)
Accounts receivable, trade	Approximately 127
Accounts payable, other	Approximately 20
Deposits received	Approximately (127)

The deposits received were related to intercompany funds transfer with eight regional subsidiaries (such as NTT DoCoMo Kansai, Inc.).

4.	Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceed one percent of total assets or total liabilities and shareholders’ equity of the Company, are as follows:

	March 31, 2003	March 31, 2002
	(Millions of yen)
Accounts receivable, trade	122,264	116,386
Accounts receivable, other	168,599	114,442
Accounts payable, other	—	57,276
Short-term loans	79,000	—
Deposits received	260,684	—

5.	Common stock

	March 31, 2003	March 31, 2002
	(Shares)
Authorized	191,500,000.00	38,300,000
Issued	50,180,000.00	10,036,000
Outstanding	50,170,406.11	10,036,000

6.	Share exchanges

The Company repurchased ¥234,461 million (870,000 shares) as treasury stock in the share exchanges finalized during the year ended March 31, 2003 in order to make regional subsidiaries wholly-owned.

The Company accounts for the share repurchase in accordance with “Accounting Standard on Treasury Stock and Reversal of Legal Reserves” (Issued by Accounting Standards Board of Japan on February 21, 2002), by which the Company transferred its additional paid-in capital to other capital surplus by ¥1,000,000 million, and reduced the other capital surplus by ¥28,821 million for the losses from these treasury stock transactions.

As a result of completion of the share exchanges, treasury stock decreased to ¥2,584 million (9,593.89 shares).

7.	Unrealized gains on marketable securities as of March 31, 2003 as stipulated in Paragraph 3 of Article 124 of Regulations regarding the Commercial Code of Japan was ¥306 million.

8.	Guarantee

In connection with its investment, the Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥371 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company has a HK$1,638 thousand (¥25 million) indemnity outstanding as of March 31, 2003.

Notes to Non-consolidated Statements of Income

1.	The total amounts of research and development expenses included in operating expenses of telecommunication businesses and supplementary businesses are as follows:

Year ended March 31, 2003                 ¥125,876 million                 Year ended March 31, 2002                 ¥100,174 million

2.	For the years ended March 31, 2003 and 2002, revenues and expenses related to General Type II Telecommunications Carrier business and Special Type II Telecommunications Carrier business are included in supplementary businesses, because these amounts are not significant.

3.	Non-operating revenues:

	Year ended March 31, 2003	Year ended March 31, 2002
	(Millions of yen)
Dividends received from subsidiaries and affiliates	202,426	1,722

4.	For the years ended March 31, 2003 and 2002, “Write-downs of investments in affiliated companies” mainly relates to the impairment charges recognized on the investments in the following subsidiaries that have overseas investments in affiliated companies, and affiliates.

	Year ended March 31, 2003	Year ended March 31, 2002
	(Millions of yen)
DCM Capital USA (UK) Limited [Ultimate investee: AT&T Wireless Services, Inc.]	338,908	591,726

DCM Capital NL (UK) Limited [Ultimate investee: KPN Mobile N.V.]	107,863	300,883

DCM Capital TWN (UK) Limited [Ultimate investee: KG Telecommunications Co., Ltd.]	13,533	32,467

DCM Capital LDN (UK) Limited [Ultimate investee: Hutchison 3G UK Holdings Limited]	126,078	20,494

DoCoMo AOL, Inc.	15,616	—

Marketable Securities

For the years ended March 31, 2003, and 2002, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

Subsequent Events

1.	Shareholder loan to H3G UK

After careful consideration of the necessity of a funding request from Hutchison 3G UK Holdings Limited (“H3G UK”), the loan conditions proposed by H3G UK and the provisions of the H3G UK Shareholders Agreement between DoCoMo and Hutchison Whampoa Limited, DoCoMo accepted the funding request at the Board of Directors’ meeting on April 23, 2003, and provided the following advance on May 2, 2003:

(1) DoCoMo’s loan:	£200 million (¥38,242 million)
(2) Use of proceeds:	Capital expenditures in 3G network and business operating expenses
(3) Term:	(i) Maturity: 10 years
(ii) Interest: LIBOR + 1.0%

2.	Reduction in tariffs

On May 8, 2003, DoCoMo’s Board of Directors approved the amendment of the billing plans for cellular services and FOMA services. DoCoMo notified the Minister of Public Management, Home Affairs, Posts and Telecommunications of reduction of charges for calls generated from fixed wireline network that accessed to the DoCoMo’s network, which will be effective on June 1, 2003.

<<Change of Board of Directors >>

The change of the board of directors, if any, will be decided at the board meeting to be held in May 2003, which is planned to be made public thereafter.

Operation Data for 4th Quarter of 2002

(APPENDIX 1)

		4th Quarter of 2002 (from January to March, 2003)	[Ref.] 4th Quarter of 2001 (from January to March, 2002)	[Ref] Fiscal 2002 ended March 31, 2003 (full year results)	[Ref.] Fiscal 2003 ending March 31, 2004 (full year forecasts as of May 8, 2003)
Cellular
Subscribers	thousands	43,861	40,783	43,861	45,760
FOMA	thousands	330	89	330	1,460
i-shot compatible	thousands	8,825	—	8,825	—
Market share(1)%		58.0	59.0	58.0	—
Net Increase from previous period	thousands	987	1,148	3,078	1,900
FOMA	thousands	178	62	241	1,130
Aggregate ARPU (PDC)(2)	yen/month/contract	7,990	8,020	8,120	7,810
Voice ARPU(3)	yen/month/contract	6,120	6,430	6,370	5,980
i-mode ARPU(4)	yen/month/contract	1,870	1,590	1,750	1,830
ARPU generated purely from i-mode (PDC)	yen/month/contract	2,190	2,040	2,110	2,110
Aggregate ARPU (FOMA)(2)	yen/month/contract	8,030	8,430	7,740	—
Voice ARPU(3)	yen/month/contract	—	—	5,050	—
Packet ARPU	yen/month/contract	—	—	2,690	—
i-mode ARPU(4)	yen/month/contract	—	—	2,120	—
ARPU generated purely from i-mode (FOMA)	yen/month/contract	—	—	2,340	—
MOU (PDC)(5)	minute/month/contract	162	169	168	—
MOU (FOMA)(5)	minute/month/contract	—	—	109	—
Churn Rate(6)%		1.33	1.15	1.22	—
i-mode
Subscribers	thousands	37,758	32,156	37,758	40,000
FOMA	thousands	303	—	303	—
i-appli™compatible(7)	thousands	17,130	12,621	17,130	—
i-mode Subscription Rate	%	86.1	78.8	86.1	87.4
Net Increase from previous period	thousands	1,549	1,974	5,602	2,240
i-Menu Sites	sites	3,462	2,994	3,462	—
i-appli™	sites	550	270	550	—
Access Percentage by Content Category(8)
Ringing tone/Screen	%	39	42	38	—
Game/Horoscope	%	19	19	19	—
Entertainment Information	%	21	19	22	—
Information	%	11	10	12	—
Database	%	5	5	5	—
Transaction	%	5	5	4	—
Independent Sites	sites	64,207	53,534	64,207	—
Percentage of Packets Transmitted(8)
Web	%	87	83	86	—
Mail	%	13	17	14	—
PHS
Subscribers	thousands	1,688	1,922	1,688	1,780
Market Share(1)%		30.9	33.7	30.9	—
Net Increase from previous period	thousands	(74)	12	(234)	90
ARPU	yen/month/contract	3,430	3,640	3,530	—
MOU(5)	minute/month/contract	116	117	116	—
Data Transmission Rate (time)(9)%		79.4	75.5	77.6	—
Churn Rate(6)%		3.61	3.71	3.42	—
Others
Prepaid Subscribers(10)	thousands	125	178	125	—
DoPa Single Service Subscribers (11)	thousands	287	230	287	—

(1)	Source: Telecommunications Carriers Association
(2)	ARPU(Average monthly revenue per unit)
Aggregate ARPU (PDC) = Voice ARPU (PDC) + i-mode ARPU (PDC)
Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)
(3)	Inclusive of circuit switched data communications
(4)	i-mode ARPU = ARPU generated purely from i-mode x (no. of active i-mode subscribers/no. of active cellular phone subscribers)
(5)	MOU (Minutes of Usage) : Average communication time per one month per one user
(6)	Churn Rate:
4Q : Total cancellations for 4th quarter/Sum of subscribers at the end of each month, from December to February
FY : Total cancellations for one year/Sum of subscribers at the end of each month, from March to February
(7)	Inclusive of FOMA handsets
(8)	Calculation does not include i-mode access via FOMA
(9)	Percent of data traffic in total outbound call time
(10)	Included in total cellular subscribers
(11)	Not included in total cellular subscribers
*	No. of active subscribers used in ARPU/MOU calculation are as below:
PDC:
4Q Results:{(No. of subscribers at Dec. 31+ no. of subscribers at Mar. 31) /2}x3 months
FY Results&Forecast:{(No. of subscribers at the end of previous fiscal year +
No. of subscribers at the end of current fiscal year)/2}x12 months
FOMA:
4Q Results: Sum of no. of active subscribers* for each month from January to March
FY Results: Sum of no. of active subscribers* for each month from April to March

* active subscribers =

(No. of subscribers at end of previous month+ no. of subscriber at end of current month)/2

(APPENDIX 2)

Summary of the Company and Regional Subsidiaries

	Operating revenues	Operating income	Recurring profit	Net income
	(100 millions of yen)
NTT DoCoMo Hokkaido, Inc.	¥2,233	¥389	¥385	¥222
NTT DoCoMo Tohoku, Inc.	3,658	750	741	429
NTT DoCoMo, Inc.	24,768	4,552	6,332	848
NTT DoCoMo Tokai, Inc.	5,741	1,061	1,035	597
NTT DoCoMo Hokuriku, Inc.	1,167	228	227	130
NTT DoCoMo Kansai, Inc.	8,683	1,571	1,542	885
NTT DoCoMo Chugoku, Inc.	3,011	487	483	277
NTT DoCoMo Shikoku, Inc.	1,782	322	319	179
NTT DoCoMo Kyushu, Inc.	6,056	1,121	1,119	646

(APPENDIX 3)

Reconciliations between the Disclosed Non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2004 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Year ended March 31, 2003	Year ended March 31, 2002	Year ending March 31, 2004 (Forecasts)
	(100 millions of yen)
a. Operating income	¥10,567	¥10,009	¥10,900
b. Depreciation and amortization expenses + Losses on sale or disposal of property, plant and equipment	7,795	6,797	7,860

c. EBITDA (=a+b)	18,363	16,806	18,760
d. Total operating revenues	48,091	46,593	48,990

EBITDA margin (=c/d)	38.2%	36.1%	38.3%

2. ROCE after tax effect

	Year ended March 31, 2003	Year ended March 31, 2002	Year ending March 31, 2004 (Forecasts)
	(100 millions of yen)
a. Operating income	¥10,567	¥10,009	¥10,900
b. Operating income after tax effect {=a*(1-effective tax rate)}	6,129	5,805	6,322
c. Capital employed	47,725	47,415	49,789

ROCE before tax effect (=a/c)	22.1%	21.1%	21.9%
ROCE after tax effect (=b/c)	12.8%	12.2%	12.7%

Notes: Capital employed =	Two fiscal year ends average of (Shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

3. Free cash flows and Adjusted free cash flows

	Year ended March 31, 2003	Year ended March 31, 2002	Year ending March 31, 2004 (Forecasts)
	(100 millions of yen)
a. Cash flows from operating activities	¥15,846	¥13,411	¥16,960
b. Cash flows from investing activities	(8,714)	(11,251)	(8,560)
c. Net payments for short-term loans, deposits, and other investments	5	27	—

d. Cash flows from investing activities (excluding net payments for short-term loans, deposits, and other investments) (=b-c)	(8,719)	(11,278)	(8,560)

e. Free cash flows (=a+d)	7,127	2,133	8,400
f. Irregular factors	2,440	(200)	—

Adjusted free cash flows (excluding irregular factors) (=e-f)	4,687	2,333	8,400

Note:	Irregular factors represent the effects of uncollected revenues due to bank holidays at the end of the fiscal years.

4. Market equity ratio

	March 31, 2003	March 31, 2002	March 31, 2004 (Forecasts)
	(100 millions of yen)
a. Shareholders’ equity	¥34,755	¥32,919	¥—
b. Market value of total share capital	110,898	176,634	—
c. Total assets	60,580	60,672	—

Equity ratio (=a/c)	57.4%	54.3%	—
Market equity ratio (=b/c)	183.1%	291.1%	—

Note:	Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

5. Capital expenditures

	Year ended March 31, 2003	Year ended March 31, 2002	Year ending March 31, 2004 (Forecasts)
	(100 millions of yen)
a. Purchases of property, plant and equipment	¥(7,005)	¥(8,632)	¥—
b. Purchases of intangible and other assets	(1,642)	(1,995)	—
c. Effects of timing difference between acquisition dates and payment dates	108	304	—

Capital expenditures {=-(a+b+c)}	8,540	10,323	8,180

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets. In preparing the forecasts for the year ending March 31, 2004, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing difference between acquisition dates and payment dates are not estimated for the year ending March 31, 2004.